PROGEN
                                                                 PHARMACEUTICALS

                                                             ABN: 82 010 975 612

             OFFICIAL NAME CHANGE TO PROGEN PHARMACEUTICALS LIMITED

BRISBANE,  AUSTRALIA.  29  MARCH  2007:  Progen  Industries  Limited  (ASX: PGL;
NASDAQ: PGLA) today announced it had received a letter from the Australian Securities and Investment Commission (ASIC) confirming its name change to Progen Pharmaceuticals Limited as of today.

Progen Pharmaceuticals was proposed by the Board to better reflect the Company's focus on discovery and development of novel cancer therapies. Shareholders approved the name change at the General Meeting held on 16 March 2007.

Mr Stephen Chang, Chairman of Progen, commented: "When we formed the Company, with a focus on manufacturing, life sciences and research, the name Progen Industries served us well. Now, as we continue the clinical development of our lead anti-cancer compound, PI-88, towards commercialisation, we believe Progen Pharmaceuticals better describes our positioning and focus."

Our  new  corporate  identity  will  be  rolled  out  in  the  coming  weeks.


ABOUT PROGEN: Progen Pharmaceuticals is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- MANUFACTURING SERVICES - PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

KEYWORDS - Progen Pharmaceuticals, PI-88.


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                                                                          PROGEN
                                                                 PHARMACEUTICALS

                                                             ABN: 82 010 975 612

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:

Progen files F-3 Shelf Registration with US SEC     www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
General Meeting address and presentation            www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
Half yearly report/half year accounts               www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
SPP exceeds expectations                            www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
Progen buys back royalty from Medigen               www.progen.com.au/?page=nepress2007.html
                                                    ----------------------------------------
Capital Raising to Progress PI-88 to Phase 3        www.progen.com.au/?page=nepress2006.html
                                                    ----------------------------------------
Preliminary Results for Phase 2 liver cancer trial  www.progen.com.au/?page=nepress2006.html
                                                    ----------------------------------------
PI-88 mode of action                                www.progen.com.au/?page=repi-88.html
                                                    ----------------------------------------
Progen's drug development pipeline                  www.progen.com.au/?page=pihome.html
                                                    ----------------------------------------
Progen Industries Ltd                               www.progen.com.au
                                                    ----------------------------------------

PROGEN INFORMATION:
Justus Homburg                           Noreen Dillane
Progen Industries Limited                Progen Industries
T:  +61 7 3842 3333                      T: +61 7 3842 3333
E: justus.homburg@progen.com.au          E: noreen.dillane@progen.com.au

MEDIA AND INVESTOR RELATIONS AUSTRALIA:
Rebecca Piercy                           Rebecca Wilson
Buchan Consulting                        Buchan Consulting
T: +61 2 9237 2800 / 0422 916 422        T: +61 417 382 391
E: rpiercy@bcg.com.au                    E: rwilson@bcg.com.au

MEDIA RELATIONS USA:                     INVESTOR RELATIONS USA:
Robert D. Stanislaro                     Evan Smith
Financial Dynamics                       Financial Dynamics
T: 212-850-5657                          T: 212-850-5606
E: robert.stanislaro@fd.com              E: Evan.smith@fd.com


This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

                                                                          PROGEN
                                                                 PHARMACEUTICALS

                                                             ABN: 82 010 975 612

PROGEN INDUSTRIES LIMITED
PO BOX 2403
TOOWONG DC QLD 4066

          CERTIFICATE OF REGISTRATION
          ON CHANGE OF NAME

          This is to certify that

          PROGEN INDUSTRIES LIMITED

          AUSTRALIAN COMPANY NUMBER 010 975 612

          did on the twenty-third day of March 2007 change its name to

          PROGEN PHARMACEUTICALS LIMITED

          AUSTRALIAN COMPANY NUMBER 010 975 612

          The company is a public company.

          The company is limited by shares.

          The company is taken to be registered under the Corporations Act 2001 in Queensland and the date of commencement of registration is the twenty-sixth day of September, 1989.




                    Issued by the
                    Australian Securities and Investments Commission on this twenty-third day of March, 2007.

                    /s/ Jeffrey Lucy

                    Jeffrey Lucy
                    Chairman